**SUNJOINED, LLC**

Reviewed Financial Statements For The Period of Inception (May 14, 2019) through June 15, 2019

June 20, 2019



Jason M. Tyra
CPA PLLC

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Sunjoined, LLC
Lexington, KY

We have reviewed the accompanying financial statements of Sunjoined, LLC (a limited liability company), which comprise the balance sheet as of June 15, 2019, and the related statements of income and retained earnings and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 20, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**SUNJOINED, LLC**
**BALANCE SHEET**
**JUNE 15, 2019**
_____

### ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | 50 |
| | | |
| TOTAL CURRENT ASSETS | | 50 |
| | | |
| TOTAL ASSETS | | 50 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| | | - |
| TOTAL LIABILITIES | | - |
| | | |
| **MEMBERS' EQUITY** | | |
| Contributions | | 90 |
| Members' Equity | | (40) |
| | | |
| TOTAL MEMBERS' EQUITY | | 50 |
| | | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 50 |

**SUNJOINED, LLC**
**INCOME STATEMENT**
**FOR THE PERIOD OF INCEPTION (MAY 14, 2019) THROUGH JUNE 15, 2019**
_____

**Operating Income**

| | | |
|---|---|---|
| Sales | $ | - |

**Gross Profit**     -

**Operating Expense**

| | |
|---|---|
| General and Administrative | 40 |

                                                                                          40

**Net Income from Operations**                                              (40)

**Net Income**                                                   $          (40)

**SUNJOINED, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD OF INCEPTION (MAY 14, 2019) THROUGH JUNE 15, 2019**
_____

**Cash Flows From Operating Activities**

| | | |
|---|---|---|
| Net Income (Loss) For The Period | $ | (40) |
| **Net Cash Flows From Operating Activities** | | (40) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Contributed Capital | | 90 |
| **Net Cash Flows From Investing Activities** | | 90 |
| | | |
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | | 50 |
| **Cash at End of Period** | $ | 50 |

**SUNJOINED, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE PERIOD OF INCEPTION (MAY 14, 2019) THROUGH JUNE 15, 2019**

| | | |
|---|---|---|
| Beginning Equity | $ | - |
| Contribution to Members' Equity | | 90 |
| Net Income | | (40) |
| Ending Equity | $ | 50 |

_____

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Sunjoined, LLC ("the Company") is a limited liability company organized under the laws of the State of Kentucky. The Company intends to create a network of hemp farmers, processors and distributors.  Sunjoined will manage deals on behalf of parties to establish the best value for all entities involved.  It also provides education, financial resources, land, and support to each area of the hemp networked supply chain, in return for management fees and a share of the profits.


## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a new enterprise. The Company currently has no developed products for commercialization and there can be no assurance that the Company's development efforts will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Kentucky.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company's operations are dependent on hemp materials. The company may have difficulty in the event if their hemp suppliers experiencing a loss to their crops. Some hemp products the Company plans to sell include CBD, an oil found in hemp. The FDA has not given any approval of this product as of now and any future guidance the FDA might issue could impact the ability of selling these products.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of the members of the company for the financial obligations of the company is limited to each member's contribution of capital.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 20, 2019, the date that the financial statements were available to be issued.